Aurizon Mines Ltd.

Management’s Responsibility for Financial Reporting

The consolidated financial statements of the Company and all the information included in this annual report are the responsibility of Management of the Company and have been approved by the Board of Directors.  The financial statements have been prepared by Management in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect Management’s best estimates and judgements based on currently available information.

Management maintains a system of internal controls to provide reasonable assurance that financial information is reliable and accurate and assets are safeguarded.

The Board is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements.  The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee meets twice per year with the external auditors to review the audit plan and the financial statements and to discuss audit related matters.  The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders.  The members of the Committee are independent directors.  The Board meets with Management on a quarterly basis to review and approve interim financial statements and to discuss financial performance compared to forecast.

The Company’s independent auditors, PricewaterhouseCoopers LLP were appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and their report follows.

David P. Hall

Ian S. Walton
Chairman, President and

Executive Vice-President
Chief Executive Officer

and Chief Financial Officer

Vancouver, B.C., Canada
March 9, 2007

Auditors’ Report

To the Shareholders of Aurizon Mines Ltd.

We have audited the consolidated balance sheets of Aurizon Mines Ltd. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flow for each of the years ended December 31, 2006, 2005 and 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Aurizon Mines Ltd. as at December 31, 2006 and 2005 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, B.C., Canada
March 9, 2007

Aurizon Mines Ltd.

Consolidated Balance Sheets
As at December 31,

(in Canadian Dollars)	2006	2005
	$	$
ASSETS CURRENT
Cash and cash equivalents (Note 16(c))	9,465,215	25,010,213
Restricted cash (Note 11(c))	19,357,224	-
Accounts receivable	1,822,447	2,262,654
Refundable mining duties (Note 5)	4,588,037	2,275,000
Refundable tax credits (Note 5)	804,252	814,217
Inventories (Note 6)	5,841,020	897,352
Prepaids	1,145,552	1,254,644
	43,023,747	32,514,080
REFUNDABLE MINING DUTIES (Note 5)	3,298,407	2,479,024
DEFERRED FINANCE COSTS (Note 7)	5,252,392	480,716
RECLAMATION DEPOSITS (Note 12)	138,348	106,771
PROPERTY, PLANT & EQUIPMENT (Note 8)	39,909,934	21,462,384
MINERAL PROPERTIES (Note 9)	134,606,035	83,144,045
TOTAL ASSETS	226,228,863	140,187,020
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	8,742,565	7,477,802
Current portion of long-term debt (Note 11(a))	4,435,524	-
	13,178,089	7,477,802
UNREALIZED NON-HEDGE DERIVATIVE LIABILITIES (Note 10(a))	8,745,233	-
LONG-TERM DEBT (Note 11(a))	68,840,439	-
ASSET RETIREMENT OBLIGATIONS (Note 12)	2,246,931	2,095,476
FUTURE INCOME TAX LIABILITIES (Note 13)	8,566,572	5,384,379
TOTAL LIABILITIES	101,577,264	14,957,657
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 14) Common shares issued – 146,313,048 (2005 – 139,532,048)	193,330,698	180,517,300
CONTRIBUTED SURPLUS	742,943	742,943
STOCK BASED COMPENSATION (Note 14(d))	2,822,050	1,176,856
DEFICIT	(72,244,092)	(57,207,736)
TOTAL SHAREHOLDERS’ EQUITY	124,651,599	125,229,363
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	226,228,863	140,187,020

The attached notes form an integral part of these consolidated financial statements

Approved on behalf of the Board,

Robert Normand,

Brian Moorhouse,

Director, Chairman of the Audit Committee

Director

Aurizon Mines Ltd.

Consolidated Statements of Operations and Deficit
For the years ended December 31,

(in Canadian Dollars)	2006	2005	2004
	$	$	$
Revenue
Royalty and interest income (Note 9(b))	1,238,849	747,863	837,160
Expenses
Administrative and general costs	5,279,574	4,177,004	2,562,911
Exploration costs	623,656	-
Unrealized non-hedge derivative loss (Note 10(a))	8,745,233	-	-
Corporate takeover bid costs (Note 15)	5,247,426	-	-
Loss (gain) on sale of property, plant and equipment	49,887	(115,112)	(519,111)
Foreign exchange loss (gain)	44,559	125,557	(101,997)
Capital taxes	796,725	517,540	329,027
	20,787,060	4,704,989	2,270,830
LOSS FOR THE YEAR BEFORE THE FOLLOWING	(19,548,211)	(3,957,126)	(1,433,670)
CURRENT INCOME TAX RECOVERY (EXPENSE) (Note 13)	24,629	(139,871)	(42,272)
FUTURE INCOME TAX RECOVERY (Note 13)	4,487,226	2,055,000	-
NET LOSS FROM CONTINUING OPERATIONS	(15,036,356)	(2,041,997)	(1,475,942)
NET EARNINGS (LOSS) FROM DISCONTINUED OPERATION (Note 4)	-	3,785,525	(4,219,943)
NET EARNINGS (LOSS) FOR THE YEAR	(15,036,356)	1,743,528	(5,695,885)
DEFICIT – BEGINNING OF YEAR	(57,207,736)	(58,951,264)	(53,255,379)
DEFICIT – END OF YEAR	(72,244,092)	(57,207,736)	(58,951,264)
EARNINGS (LOSS) PER SHARE – Basic and diluted	(0.10)	0.01	(0.06)
LOSS PER SHARE FROM CONTINUING OPERATIONS – Basic and diluted	(0.10)	(0.02)	(0.01)
Weighted average number of common shares outstanding	144,399,006	117,686,120	100,577,055

The attached notes form an integral part of these consolidated financial statements.

Aurizon Mines Ltd.

Consolidated Statements of Cash Flow
For the years ended December 31,

(in Canadian Dollars)	2006	2005	2004
	$	$	$

OPERATING ACTIVITIES
Net loss for the year from continuing operations	(15,036,356)	(2,041,997)	(1,475,942)
Adjustment for non-cash items:
Depreciation	101,384	85,945	85,770
Unrealized foreign exchange gain	-	-	(62,950)
Loss (gain) on sale of property, plant & equipment	49,887	(115,112)	(519,111)
Stock based compensation	1,725,920	726,099	36,757
Unrealized non-hedge derivative (gains) losses	8,745,233	-	-
Future income tax recovery	(4,487,226)	(2,055,000)	-
	(8,901,158)	(3,400,065)	(1,935,476)
Increase in non-cash working capital items (Note 16)	(4,120,919)	(737,220)	(1,251,066)
	(13,022,077)	(4,137,285)	(3,186,542)
INVESTING ACTIVITIES
Reclamation deposits	(31,577)	-	(59,518)
Property, plant & equipment	(18,555,496)	(10,614,290)	(3,053,752)
Mineral properties	(55,938,487)	(30,486,682)	(22,848,799)
Gold sales	5,011,415	-	-
Proceeds from sale of Sleeping Giant (Note 4)	-	5,201,649	-
Refundable tax credits	1,315,475	1,391,784	2,369,771
Refundable mining duties	-	1,390,091	243,587
Restricted cash funding	(19,357,224)	-	-
Proceeds on disposal of property, plant & equipment	26,200	180,000	838,330
	(87,529,694)	(32,937,448)	(22,510,381)
FINANCING ACTIVITIES
Issuance of shares	16,502,486	50,809,776	10,011,550
Long-term debt	73,275,963	-	-
Deferred finance costs	(4,771,676)	(480,716)	-
	85,006,773	50,329,060	10,011,550
INCREASE (DECREASE) IN CASH FROM CONTINUING OPERATIONS	(15,544,998)	13,254,327	(15,685,373)
INCREASE (DECREASE) IN CASH FROM DISCONTINUED OPERATION (Note 4)	-	(309,795)	819,976
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(15,544,998)	12,944,532	(14,865,397)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	25,010,213	12,065,681	26,931,078
CASH AND CASH EQUIVALENTS – END OF YEAR	9,465,215	25,010,213	12,065,681

The attached notes form an integral part of these consolidated financial statements.

Supplemental cash flow information is disclosed in Note 16.

Aurizon Mines Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

1.

NATURE OF OPERATIONS

The primary focus of the Company’s current activities is the mining and development of the Casa Berardi property in Quebec.  In February 2006, a $75 million debt facility was completed in order to advance the project to commercial production.  Commissioning and ramp-up of operations commenced in the fourth quarter of 2006 resulting in the production of 17,731 ounces of gold in 2006.  Commercial production is anticipated to commence in the second quarter of 2007.

The Company's performance will be highly sensitive to the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affect gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists of jewelry and investment demand.  Gold can be readily sold on numerous markets throughout the world and its market value can be readily ascertained at any particular time.  As a result, the Company is not dependent upon any one customer for the sale of its product.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Canadian Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).  Measurement differences between Canadian and United States generally accepted accounting principles which would have a material effect on these consolidated financial statements are explained in note 18.

b)

Principles of Consolidation

The Company’s investment in the Sleeping Giant Mine, up until the date of its disposal in 2005, was conducted in a joint venture with another company.  The Company’s share of the results, the cash flows and the assets and liabilities of the joint venture are separately disclosed in the financial statements (Note 4).

c)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes.  Significant areas where management’s judgment is applied are in determining mineral reserves and resources, depreciation rates, asset impairments, contingent liabilities, future income tax valuation allowances, environmental and post-closure obligations and stock based compensation.  Actual results could differ from those estimates.

d)

Cash Equivalents

The Company considers short-term investments with a maturity of 90 days or less at the date of acquisition to be cash equivalents.

e)

Inventory

Inventory is comprised of mine supplies, in-process inventory and gold bullion.  Mine supplies are recorded at the lower of cost and net replacement value.  In-process inventory and gold bullion is recorded at the lower of cost and net realizable value.

f)

Mineral Properties

i)

Producing Mining Properties

Producing mining properties are carried at cost, less accumulated depreciation, depletion, and write-downs.

Depletion is provided over the estimated life of the asset using proven and probable mineral reserves.  Sales proceeds derived from ore processed up to the point of attaining commercial production are credited to the related deferred expenditures.

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Carrying values of producing mining properties and the property, plant and equipment associated with those mining properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment.  When such conditions exist, estimated future net cash flows from the property are calculated using estimated future prices, reserves and resources, operating and capital costs on an undiscounted basis.  If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to the present value of the discounted estimated future net cash flows.

Management's estimates of gold price, recoverable proven and probable mineral reserves, operating, capital and reclamation costs are subject to risks and uncertainties affecting the assessment of the recoverability of the Company's investment in mineral properties and property, plant and equipment.  Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its operating properties and the need for possible asset impairment write-downs.

Mining operations may be temporarily suspended and a mine placed on a “care-and-maintenance” basis.  In this event, all costs incurred are expensed as care and maintenance costs.

ii)

Non-Producing Mining Properties

Acquisition, exploration and development costs associated with a non-producing mining property where proven and probable reserves exist are capitalized until the property is producing, abandoned, impaired in value or placed for sale.  The costs are transferred to producing mining properties in the case of a property placed into production.  The costs of abandoned properties are charged to earnings when the property is abandoned.  The costs of properties in excess of their estimated net recoverable amount are charged to earnings if the decision is made to dispose of the property.

Carrying values of non-producing mining properties and the property, plant and equipment associated with those mineral properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment.  If the property is assessed to be impaired, it is written down to its estimated fair value.

The recoverability of the amounts capitalized in respect of non-producing mining properties is dependent upon the existence of economically recoverable reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

iii)

Exploration Properties

Acquisition costs of exploration properties are capitalized.  Exploration expenditures on exploration properties are charged to operations in the year in which they are incurred.  Acquisition costs of abandoned properties are charged to earnings in the year in which the project is abandoned.

g)

Estimates of Proven and Probable Mineral Reserves

Management's calculation of proven and probable reserves is based upon engineering and geological estimates and financial estimates including gold prices and operating and development costs.  The Company depreciates some of its assets over proven and probable mineral reserves.  Changes in geological interpretations of the Company's ore bodies and changes in gold prices and operating costs may change the Company's estimate of proven and probable reserves.  It is possible that the Company's estimate of proven and probable reserves could change in the near term and could result in revised charges for depreciation and depletion in future periods.

h)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and write-downs and are depreciated over their estimated useful lives, primarily using proven and probable mineral reserves and a 20% declining balance rate for machinery and equipment.  Depreciation is not provided on mine site property, plant and equipment until commencement of commercial production as these assets are depreciated based upon units of production.

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Capital leases are recorded as an asset and an obligation equal to the present value at the beginning of the lease term of the minimum lease payments over the lease term.  When transfer of ownership to the Company of the leased assets is expected to occur at the end of the lease term, amortization of these assets is recorded on a basis that is consistent with other property, plant and equipment.

i)

Revenue Recognition

The Company recognizes revenue from metals when they have been delivered and title has passed to a purchaser.

Royalty income is recognized on an accrual basis when the Company has reasonable assurance with respect to measurement and collectability.

j)

Derivative Instruments

The Company uses gold and currency derivative instruments to manage its exposure to the fluctuating price of gold and foreign exchange movements.  Gains or losses arising from the use of derivative instruments, both realized and unrealized, are charged to operations.

k)

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars at the rates prevailing on the date of the transactions.  Monetary balances are translated at the rate of exchange at the balance sheet date and revenue and expenses are translated at average exchange rates.  The resulting gains and losses are included in the determination of earnings.

l)

Asset Retirement Obligations

The Company records the fair value of asset retirement obligations in the period in which they occur.  At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  In addition, the initial measurement of an asset retirement cost is added to the carrying amount of the related asset and depreciated over the estimated useful life of the asset.

m)

Government Assistance

The Company applies for financial assistance from the Government of Quebec with respect to certain exploration and development costs incurred in Quebec.  The assistance is accounted for using the cost reduction approach whereby the amounts received or receivable each year are applied to reduce the cost of the related assets or related deferred expenditures or expenses.

n)

Stock Based Compensation

The Company uses the fair value method of accounting for stock options granted to directors, officers and employees.  Accordingly, the fair value of all stock options granted is recorded as a charge to operations over the vesting period with a corresponding credit to stock based compensation.  Consideration received on exercise of stock options is credited to share capital and the value attributed to the exercised options is transferred to share capital.

o)

Income and Resource Taxes

Future income tax assets and liabilities are determined based on the difference between the tax bases of the Company’s assets and liabilities and the respective amounts reported in the financial statements.  The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

p)

Earnings per Share

Earnings per share is based on the weighted average number of common shares issued and outstanding during the year.  Diluted earnings per share are calculated using the treasury stock method.  Under this method, the weighted average number of common shares outstanding used for the calculation of diluted loss per common share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.  In 2006 and 2004 the calculation would be anti-dilutive in which case basic and diluted earnings per share would be the same.

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

q)

Flow-through shares

The Company has financed a portion of its exploration activities through the issuance of flow through shares.  Under the terms of the flow through shares agreements, the tax attributes of the related exploration expenditures are renounced to subscribers.  To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.  The foregone tax benefit is recognized on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.

r)

Deferred Finance Costs

Interest and financing costs associated with debt directly related to the construction of a new project are capitalized during the construction period.

s)

Comparatives

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

3.

CHANGE IN ACCOUNTING POLICIES

New Pronouncements

In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued three new standards relating to financial instruments.  These standards are applicable for fiscal years beginning on or after October 1, 2006.  These standards are as follows:

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used.  It also specifies how financial instrument gains and losses are to be presented.  The Company has assessed the impact of this standard on its financial position and future results and does not expect to be significantly impacted by this standard.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.  The Company does not apply hedge accounting and accordingly does not expect to be impacted by this standard.

Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income.  Comprehensive income, which is currently reported under US GAAP, is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments.  The Company holds no marketable securities, does not have a defined benefit pension plan or post retirement plan and does not apply hedge accounting and accordingly does not expect to be significantly impacted by this standard.

Aurizon Mines Ltd.

4.

DISPOSITION OF SLEEPING GIANT MINE

On May 11, 2005, the Company completed the sale of its 50% interest in the Sleeping Giant Mine for net proceeds of $4,984,336.  The Company recorded an after-tax gain of $3,954,907 on the transaction.  All environmental liabilities and reclamation costs associated with the operation and ultimate closure of the mine have been assumed by the purchaser.

For accounting purposes, the disposition of Sleeping Giant is considered a discontinued operation and its results for 2005 and comparative years are presented separately on the Statements of Operations and Cash Flow.

The gain on sale and statements of operations and cash flow information from Sleeping Giant are as follows:

a)

Gain on sale in 2005:

Total Consideration		$4,984,336

Less:
Net assets disposed of
Cash overdraft	($217,312)
Working capital	(1,484,013)
Reclamation deposits	1,097,530
Property, plant and equipment	614,004
Mineral properties	3,350,800
Asset retirement obligations	(1,587,287)
Other long term liabilities	(744,293)	1,029,429
Gain on sale		$3,954,907

b)

Earnings from discontinued operation:

	2005	2004
	$	$

Revenues	5,218,178	17,517,861
Operating costs	(4,912,706)	(13,406,291)
Depreciation and depletion	(441,695)	(3,493,687)
Accretion	(33,159)	(94,853)
Write-down of resource assets	-	(4,742,973)
Net earnings (loss)	(169,382)	(4,219,943)
Gain on sale	3,954,907	-
Net earnings (loss) from discontinued operation	3,785,525	(4,219,943)

c)

Cash flow from discontinued operation:

	2005	2004
	$	$

Operating activities	207,881	5,221,943
Investing activities	(852,568)	(4,611,080)
Financing activities	334,892	209,113
Net increase (decrease) in cash	(309,795)	819,976

Aurizon Mines Ltd.

5.

REFUNDABLE MINING DUTIES AND TAX CREDITS

As at December 31, 2006, the Company has accrued $4,588,037 (2005 - $2,275,000) in respect of 2004 and 2005 Quebec mining duties refunds, of which $2,430,978 relating to 2004 was received subsequent to year-end.  The Company has also accrued $3,298,407 for a 2006 Quebec mining duties refund which is expected to be recovered in 2008.

As at December 31, 2006, the Company has accrued $804,252 in respect of Quebec refundable tax credits arising from certain eligible exploration expenditures (2005 - $814,217).  In addition, the Company has $7.7 million of non-refundable tax credits which may be applied against Quebec capital and income taxes (Note 13).

6.

INVENTORIES

	2006	2005
	$	$

Supplies inventory	2,004,970	897,352
Gold bullion & in-process inventory	3,836,050	-

Total inventories	5,841,020	897,352

7.

DEFERRED FINANCE COSTS

Financing costs associated with the $75 million project loan facility (Note 11) totaling $5,252,392 (2005 - $480,716), of which interest costs represented $2,399,553 (2005 – nil), have been deferred as at December 31, 2006.  These costs will be charged to operations over the term of the indebtedness.

8.

PROPERTY, PLANT AND EQUIPMENT

	2006	2005
	$	$
Cost	40,959,175	22,423,976
Accumulated depreciation and write-downs	(1,049,241)	(961,592)
Net Book Value	39,909,934	21,462,384

Net Book Values:
Casa Berardi, Quebec	39,377,919	20,923,408
Others, Canada	532,015	538,976
	39,909,934	21,462,384

Property, plant and equipment includes $245,480 (2005 - nil) of assets under a capital lease.

Aurizon Mines Ltd.

 9.

MINERAL PROPERTIES

	2006	2005
	$	$
Non-producing mining property
Casa Berardi, Quebec	134,237,494	83,144,045

Other exploration properties
Joanna, Quebec	299,000	-
Kipawa, Quebec	69,541	-
	368,541
	134,606,035	83,144,045

a)

Casa Berardi Property

The Company holds a 100% interest in the Casa Berardi property near La Sarre, Quebec.

As at December 31, 2006, the Company has received government assistance totaling $1,973,161 that is repayable if commercial production is reached at Casa Berardi.  Repayment of 30% of the assistance is due within 24 months, an additional 30% within 36 months, and the remaining 40% within 48 months of the achievement of commercial production.  Upon commercial production at Casa Berardi, the repayable government assistance will be recorded as a liability and the carrying value of the mineral property will be increased by the same amount.

No direct government assistance has been received for Casa Berardi in the past four years.

b)

Beaufor Mine and Perron Property

The Company retains a gold-indexed royalty on future gold production from the Beaufor mine and Perron property.  On the first 220,000 ounces of gold production from Beaufor, the Company receives royalties of $5 per ounce on 50% of the production when the prevailing gold price is greater than US$280 per ounce, and $12.50 per ounce when gold prices are above US$300.  On production in excess of 220,000 ounces, the Company is entitled to receive royalties ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  As at December 31, 2006, the Beaufor Mine had produced 224,620 ounces of gold pursuant to the royalty agreement.  During 2006, the Company received royalties totaling $193,530 in respect of the Beaufor mine (2005 - $230,657).

The Company also retains a royalty on 100% of any production from the Perron property, ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  There has been no commercial production from the Perron property to date.

c)

Joanna Property, Quebec

Pursuant to a letter of intent dated June 29, 2006, the Company has an option to earn a 100% interest in the Joanna Property, subject to a 2% net smelter royalty, by incurring exploration expenditures of $3.5 million over three years, payments of $500,000 in cash or shares and the issuance of 50,000 shares of the Company, of which $121,950 in cash and 7,500 shares at a fair value of $28,050 have been paid and issued to December 31, 2006.  On October 13, 2006, 50,000 shares were issued at a fair value of $149,000 pursuant to the option agreement.  Exploration expenditures of $1 million must be incurred by the first anniversary of the date of the letter of intent, of which $119,219 had been incurred as at December 31, 2006.  An advance royalty of $500,000 is payable upon completion of a feasibility study on the property.

d)

Kipawa Property, Quebec

The Company has acquired mineral claims in Quebec by staking at a cost of $69,541.

Aurizon Mines Ltd.

10.

COMMITMENTS

a)

Non-hedge derivatives

A condition of closing the $75 million project debt facility on February 23, 2006 was the requirement to implement gold price protection and foreign currency programs (Note 11).  The Company’s non-hedge derivative positions at December 31, 2006 were as follows:

	2007	2008	2009	2010	Total
Gold
Put options purchased:
US$500 strike price – ounces	59,469	77,306	84,842	65,814	287,431

Call options sold - ounces	59,469	77,306	84,842	65,814	287,431
Average price per ounce	US$813	US$848	US$882	US$908	US$865
Canadian – U.S. dollars
Forward sales contracts – Cdn$	$3,600,000	$21,000,000	$16,800,000	$18,600,000	$60,000,000
Average exchange rate	1.13	1.13	1.12	1.11	1.12

As at December 31, 2006, the unrealized mark-to-market loss of the gold non-hedge derivative positions totaled $7,572,645 and the currency non-hedge derivative position had an unrealized mark-to-market loss of $1,172,588, for a total loss of $8,745,233.  These losses have been charged to operations.  There are no margin requirements with respect to these derivative positions.

b)

Employee Incentive Plan

The Company has an employee incentive plan for the discovery and acquisition of mineral deposits.  Under the terms of this plan, an annual bonus of 0.2% of the net smelter revenues (“NSR”) in excess of $500,000 of cumulative NSR shall become payable.  As at December 31, 2006 the cumulative NSR totaled $10,000.

11.

LONG-TERM DEBT

a) Long-term debt

2006
$
Casa Berardi loan facility	73,057,569
Capital lease obligation	218,394
73,275,963
Less current portions:
Casa Berardi loan facility	(4,383,454)
Capital lease obligation	(52,070)
(4,435,524)
Long-term debt	68,840,439

Aurizon Mines Ltd.

11.

LONG-TERM DEBT

b)

Project loan facility

On February 23, 2006, the Company closed a $75 million project loan facility, with a syndicate of banks, to be used for the construction of Casa Berardi.  All of the Casa Berardi project assets are pledged as security for the senior debt.  The loan facility has a 4.5 year term with the first principal repayment date on September 30, 2007 and the final principal repayment due on September 30, 2010.  The Company may make draws in the form of a bankers’ acceptance loan or a prime rate based loan.  The prime loan interest rate is prime plus 1.25%, and the bankers’ acceptance loan rate is the prevailing CDOR rate plus 2.25%.  Upon achieving commercial production and meeting certain operating performance benchmarks, the interest rate margin on the prime rate based loans and the bankers’ acceptance loans reduce to 0.875% and 1.875% respectively.  A standby fee of 0.75% will be charged on any undrawn portion of the facility.  The loan may be repaid at any time without penalty.  Any undrawn portion of the facility up to a limit of $7.5 million may be converted to a revolving credit facility.

A principal repayment of 6% of the outstanding debt is due on September 30, 2007, accordingly $4,383,454 is reflected as a current portion of the outstanding debt.

c)

Restricted cash

As at December 31, 2006, in accordance with the terms of the $75 million project loan facility, $19,357,224 was held in restricted accounts that can only be used to fund Casa Berardi project costs, with the exception that $3 million may be used to fund general and administrative costs of the Company.   These funds will be released upon achievement of certain operating performance benchmarks, anticipated in late 2007.

d)

Capital Lease

The Company is obligated to pay $218,394 under a capital lease for equipment for a term of 48 months, of which $52,070 is due in 2007.  The capital lease provides that the Company may purchase the leased equipment for a nominal amount at the end of the lease term.

The following outlines the estimated future minimum lease payments under the lease:

2007	$52,070
2008	$56,348
2009	$60,977
2010	$48,999
Total	$218,394

Aurizon Mines Ltd.

12.

ASSET RETIREMENT OBLIGATIONS

	2006	2005
	$	$
Asset retirement obligations – beginning of year	2,095,476	1,363,597
Obligations incurred during the year	-	622,791
Accretion expense	151,455	109,088
Asset retirement obligations - end of year	2,246,931	2,095,476

	Total Undiscounted Asset Retirement Obligation	Credit-adjusted risk-free rates	Estimated Timing of payment
	$
Casa Berardi, Quebec:
Initial obligation estimate	2,725,836	8.0%	2014
Changes in cash flow estimates	948,567	5.4%	2014
	3,674,403	7.3%	2014

As at December 31, 2006, $138,348 (2005 - $106,771) of reclamation deposits had been invested in restricted deposits for future site reclamation obligations at Casa Berardi.

13.

INCOME TAXES

The provision for income and mining taxes is different from the amount that would have resulted from applying the combined Federal and Provincial income tax rates of 32% in 2006, 31% in 2005 and 31% in 2004 as a result of the following:

	2006	2005	2004
	$	$	$
Loss before income taxes	(19,548,211)	(3,957,126)	(1,433,670)
Combined Federal and Provincial rates	32.02%	31.02%	31.01%
Income taxes (income tax benefit) at combined Federal and Provincial rates	(6,259,337)	(1,227,500)	(444,438)
Increase (decrease) resulting from:
Resource allowance	176,148	1,233,777	571,417
Change in valuation allowance	1,621,767	(3,447,623)	(89,520)
Expiry of loss carry-forwards	761,129	-	-
Benefit related to non-taxable Quebec mining duties refund	(1,617,319)	-	-
Effect of change in enacted Federal tax rates	274,280	-	-
Tax assets restricted due to sale of Sleeping Giant	-	1,180,973	-
Non-taxable portion of gains	(2,991)	(25,918)	(56,294)
Non-deductible costs	559,097	231,291	18,835
Future income tax recovery	(4,487,226)	(2,055,000)	-
Capital taxes (recovery) expense	(24,629)	139,871	42,272
Income tax (recovery) expense	(4,511,855)	(1,915,129)	42,272

Aurizon Mines Ltd.

13.

INCOME TAXES (Continued)

Temporary differences giving rise to future income tax assets and liabilities:

	2006	2005
	$	$
Future income tax assets
Unrealized non-hedge derivative losses	2,789,729	-
Asset retirement obligations	716,771	712,881
Other	1,036,646	1,473,163
Non-capital losses	13,393,298	12,502,456
	17,936,444	14,688,500
Less: valuation allowance	(6,643,894)	(5,022,127)
	11,292,550	9,666,373

Future income tax liabilities
Deferred finance costs	365,772	-
Mineral properties	9,651,443	6,317,809
Property, plant & equipment	1,034,864	1,454,248
Other	240,471	1,894,316
	11,292,550	9,666,373

As at December 31, 2006, a future income tax liability of $8,566,572 (2005 - $5,384,379) existed in respect of Quebec mining duties.  This liability is payable at a tax rate of 12% of future mining income that exceeds $66 million of accumulated costs available for deduction against income for mining duties tax purposes.

The Company has approximately $110 million of accumulated exploration and development costs and capital costs available for deduction against income for tax purposes in future years, which may be carried forward indefinitely.  The Company also has non-capital losses of $47 million which may be carried forward from 2007 to 2016, before expiring.

In addition, the Company has Quebec non-refundable tax credits of $7.7 million which may be carried forward from 2013 to 2016, before expiring and $2.6 million of federal non-refundable tax credits which maybe carried forward from 2013 to 2016.  No benefit has been recognized in respect of these amounts.

As a result of the renunciation of tax benefits relating to flow through shares in 2006 and 2005, tax benefits not previously recognized have been offset against the future tax liabilities arising on flow through share renunciation.  This resulted in a tax recovery being recorded in 2006 of $4,487,226 (2005 - $2,055,000) with a corresponding reduction in shareholders’ equity.

Aurizon Mines Ltd.

14.

SHARE CAPITAL

a)

Authorized:

500,000,000 Common Shares without par value.

100,000,000 Preferred Shares without par value of which 8,050,000 are designated as Series "A" Convertible Preferred Shares (Issued - none) and 1,135,050 are designated as Series "B" Convertible Preferred Shares (Issued - none).

b)

Issued and fully paid:

Common Shares	Shares	Amount
		$
December 31, 2003	97,362,619	121,750,973
Private placements	4,500,000	8,342,588
Exercise of warrants	410,303	553,602
Exercise of stock options	1,148,600	1,115,360
December 31, 2004	103,421,522	131,762,523
Private placements	14,777,776	24,039,000
Public offering	20,740,750	26,177,277
Exercise of stock options	592,000	593,500
Future income tax effect of flow through shares	-	(2,055,000)
December 31, 2005	139,532,048	180,517,300
Private placements	5,500,000	14,188,476
Future income tax effect of flow through shares	-	(4,487,226)
Mineral property payments	57,500	177,050
Exercise of stock options	1,223,500	2,935,098
December 31, 2006	146,313,048	193,330,698

On March 30, 2006, the Company completed a private placement of 5,500,000 flow through common shares of the Company at a price of $2.75 per share, for gross proceeds of $15,125,000.  Total issue costs related to this private placement totaled $936,524.

At December 31, 2006, the Company had met the requirement to incur $15,125,000 of eligible flow through expenditures.  These expenditures will be renounced for tax purposes in 2007.

On December 2, 2005, the Company completed a bought deal public offering with a syndicate of underwriters whereby the syndicate purchased 20,740,750 common shares of the Company at a price of $1.35 per share, for gross proceeds of $28 million.  Total issue costs relating to this offering were $1,822,737.

On March 31, 2005, the Company completed a private placement of 7,805,555 flow through common shares of the Company at a price of $1.80 per share and 3,638,888 common shares at a price of $1.50 per share, resulting in gross proceeds of $19,508,331.  On April 21, 2005 the Company issued a further 2,750,000 flow through common shares at a price of $1.80 per share and 583,333 common shares at a price of $1.50 per share for gross proceeds of $5,825,000.  Issue costs related to this private placement totaled $1,294,331.

On June 30, 2004, the Company completed a Private Placement of 4,500,000 flow through common shares at a price of $2.00 per share, resulting in gross proceeds of $9,000,000.  In addition, the Company issued broker warrants entitling the holder to purchase 180,000 common shares at a price of $2.00 per share on or before June 30, 2005.  None of the warrants were exercised.  Issue costs related to this private placement totaled $657,412.

Aurizon Mines Ltd.

14.

SHARE CAPITAL (Continued)

c)

Warrants

Warrants outstanding as at December 31, 2005 and the changes during the year are presented below:

	2005
	Shares	Weighted-average exercise price
Outstanding at beginning of year	6,300,370	$2.43
Issued	-	-
Exercised	-	-
Expired	(6,300,370)	$2.43
Outstanding at end of year	-	-

No warrants were issued or expired during 2006.

d)

Incentive Stock Options

The Company maintains an incentive stock option plan (“the Plan”) covering directors and certain key employees.  The exercise price of the options is based upon the trading price of the common shares at the date of grant.  Certain of the options vest immediately and are exercisable at the date of grant and others vest over a three year period, of which 25% vest immediately.  The maximum number of options available under the Plan may not exceed 8,229,900 shares.

The status of stock options granted to employees and directors as at December 31, 2006 and 2005 and the changes during the years ended on those dates is presented below:

	2006		2005
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	2,482,500	$1.64	1,584,500	$1.57
Granted	2,120,000	$2.40	1,550,000	$1.44
Exercised	(1,223,500)	$1.89	(592,000)	$1.00
Expired	(15,000)	$1.50	(60,000)	$1.13
Outstanding at end of year	3,364,000	$2.02	2,482,500	$1.64
Vested and exercisable at the end of the year	3,349,000	$2.02	2,482,500	$1.64

A summary of information about the incentive stock options outstanding and exercisable at December 31, 2006 is as follows:

Exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price
$1.37 - $2.06	1,314,000	2.6 years	$1.44
$2.07 - $2.81	2,050,000	4.4 years	$2.40

During the first quarter of 2006, incentive stock options were granted to Casa Berardi employees to purchase up to 60,000 shares at an exercise price of $2.57 per share.  The fair value of the options granted was estimated as $0.96 per share option on the date of grant based on the Black-Scholes option-pricing model, which resulted in stock based compensation of $57,703.  As these options were granted to Casa Berardi employees, the expense has been capitalized to mineral properties.

Aurizon Mines Ltd.

14.

SHARE CAPITAL (Continued)

During the second quarter of 2006, incentive options were granted to officers, directors and employees to purchase up to 2,000,000 shares at an exercise price of $2.38 per share.  The fair value of the options granted was estimated as $1.07 per share option on the date of grant based on the Black-Scholes option-pricing model, which resulted in stock based compensation of $2,144,000.  As certain options were granted to employees of Casa Berardi, $418,080 has been capitalized to mineral properties and $1,725,920 charged to operations.

During the third quarter of 2006, incentive stock options were granted to senior staff members at Casa Berardi to purchase up to 60,000 shares at an exercise price of $2.81 per share.  These options vest over a three year period, of which 25% vest immediately.  The fair value of the options granted was estimated at $1.08 per share option on the date of the grant based on the Black-Scholes option-pricing model, which resulted in stock based compensation of $64,980.  As these options were granted to employees of Casa Berardi, the expense has been capitalized to mineral properties.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2006	2005	2004
Expected volatility	49%	53%	52%
Risk-free interest rate	4.20%	3.59%	3.24%
Expected lives	4.4 Years	3.2 Years	2 Years
Dividend yield	Nil	Nil	Nil
Stock based compensation costs	$2,266,283	$726,099	$36,757
Allocated as follows:
Charged to operations	$1,725,920	$726,099	$36,757
Capitalized to mineral properties	$540,363	-	-
Stock based compensation
Beginning of year	$1,176,856	$450,757	414,000
Stock based compensation expense	$2,266,283	$726,099	36,757
Exercise of stock options	($621,089)	-
End of year	2,822,050	1,176,856	450,757

15.

CORPORATE TAKEOVER BID COSTS

On May 23, 2006, Northgate Minerals Corporation (“Northgate”) announced its intention to make an unsolicited offer to acquire all of the Company’s outstanding shares.  The Company’s Board of Directors concluded that the Northgate offer was inadequate and not in the best interests of the Company’s shareholders and on June 15, 2006, the Company commenced an action to enforce its confidentiality and standstill agreement with Northgate dated October 19, 2005 and to recover damages for costs incurred as a result of such breach.

On July 6, 2006, the B.C. Court of Appeal upheld a June 29, 2006 decision by the B.C. Supreme Court to grant a permanent injunction enforcing the confidentiality and standstill agreement entered into by Northgate for the remainder of its one-year term, the effect of which prevented Northgate from proceeding with its unsolicited takeover bid for the Company.

The costs incurred as a result of this unsolicited bid totaled $5,247,426 and have been charged to operations.  The Company has an outstanding claim against Northgate and Northgate Acquisition ULC for damages up to the date of the injunction.

Aurizon Mines Ltd.

16.

CASH FLOW INFORMATION

a)

Analysis of Change in Non-cash Working Capital Items

	2006	2005	2004
	$	$	$
Accounts receivable	735,674	(960,500)	(302,877)
Gold Inventory	(3,836,050)	-	(284,725)
Supplies Inventory	(1,107,618)	(111,304)	(274,696)
Prepaids	109,092	(668,000)	(171,430)
Accounts payable and accrued liabilities	(22,017)	1,002,584	(217,338)
Increase in non-cash working capital	(4,120,919)	(737,220)	(1,251,066)

b)

Other information

	2006	2005	2004
	$	$	$
Taxes paid	-	58,737	106,171
Interest paid	2,399,553	-	-
Non-cash items:
Fair value of shares issued for mineral properties (Note 9 ( c))	177,050	-	-

c)

Cash and cash equivalents

	2006	2005
	$	$
Cash	500,798	292,685
Short-term investments with maturities of less than three months, bearing interest at rates varying from 4.16% to 4.22% (3.04% to 3.92% in 2005)	8,964,417	24,717,528
Cash and cash equivalents	9,465,215	25,010,213

17.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value approximates the amounts reflected in the consolidated financial statements for cash and cash equivalents, restricted cash, accounts receivable, refundable tax credits, reclamation deposits, and accounts payable.

At December 31, 2006, the Company had commodity and currency contracts as described in note 10(a).

Aurizon Mines Ltd.

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The effect of the material measurement differences between generally accepted principles in Canada and the U.S. on the Company’s balance sheets and statements of loss and deficit is summarized as follows:

a)

Balance Sheets

	2006			2005
	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP

Cash	9,465,215		9,465,215	25,010,213		25,010,213
Restricted cash	19,357,224		19,357,224	-		-
Accounts receivable	1,822,447		1,822,447	2,262,654		2,262,654
Refundable mining duties	4,588,037		4,588,037	2,275,000		2,275,000
Refundable tax credits	804,252		804,252	814,217		814,217
Inventories	5,841,020	455,443	6,296,463	897,352		897,352
Prepaids	1,145,552		1,145,552	1,254,644		1,254,644
Current assets	43,023,747		43,479,190	32,514,080		32,514,080

Refundable mining duties	3,298,407		3,298,407	2,479,024		2,479,024
Deferred finance costs (f)	5,252,392	(2,966,328)	2,286,064	480,716		480,716
Reclamation deposits	138,348		138,348	106,771		106,771
Property, plant & equipment	39,909,934	(744,346)	39,165,588	21,462,384		21,462,384
Mineral properties (d)	134,606,035	(4,925,029)	129,681,006	83,144,045	(8,901,522)	74,242,523
Total assets	226,228,863		218,048,603	140,187,020		131,285,498

Current liabilities	8,742,565		8,742,565	7,477,802		7,477,802
Current portion of long term debt	4,435,524		4,435,524	-		-
	13,178,089		13,178,089	7,447,802		7,477,802
Unrealized non-hedge derivative liabilities	8,745,233		8,745,233	-		-
Long-term debt	68,840,439		68,840,439	-		-
Asset retirement obligations	2,246,931		2,246,931	2,095,476		2,095,476
Future income taxes (e)	8,566,572	825,000	9,391,572	5,384,379	4,327,778	9,712,157
Total liabilities	101,577,264		102,402,264	14,957,657		19,285,435

Share capital	193,330,698			180,517,300
		482,465			482,465
		(410,552)	193,402,611		(4,072,778)	176,926,987
Contributed surplus	742,943	287,893	1,030,836	742,943	287,893	1,030,836
Stock based compensation	2,822,050		2,822,050	1,176,856		1,176,856
Deficit	(72,244,092)	(9,365,066)	(81,609,158)	(57,207,736)	(9,926,880)	(67,134,616)
Total shareholders’ equity	124,651,599		116,171,660	125,229,363		112,000,063
Total liabilities & shareholders’ equity	226,228,863		218,048,603	140,187,020		131,285,498

Aurizon Mines Ltd.

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

b)

Statements of Operations and Deficit

	2006	2005	2004
	$	$	$
Net Loss from continuing operations - under Canadian GAAP	(15,036,356)	(2,041,997)	(1,475,942)
Gold revenues	5,011,415	-	-
Operating costs	(2,436,228)	-	-
Depletion and depreciation expense	(1,042,563)	-	-
Interest on long term debt	(583,705)	-	-
Amortization of accretion	(151,455)	-	-
Future income tax expense (e)	(159,448)	(255,000)	-
Amortization of deferred finance charges	(76,202)	-	-
Net Loss from continuing operations - under U.S. GAAP	(14,474,542)	(2,296,997)	(1,475,942)
Net Earnings (Loss) from discontinued operations	-	3,785,525	(3,484,643)
Net Earnings (Loss) for the year – under U.S. GAAP	(14,474,542)	1,488,528	(4,960,585)
Deficit - under U.S. GAAP – Beginning of Year	(67,134,616)	(68,623,144)	(63,662,559)
Deficit – under U.S. GAAP – End of Year	(81,609,158)	(67,134,616)	(68,623,144)
Basic and diluted loss per common share from continuing operations – under U.S. GAAP	(0.10)	(0.02)	(0.01)
Basic and diluted earnings (loss) per common share - under U.S. GAAP	(0.10)	0.01	(0.05)

c)

Statements of Cash Flow

	2006	2005	2004
	$	$	$
Cash flow from operating activities – under Canadian GAAP	(13,022,077)	(4,137,285)	(3,186,542)
Gold revenues	5,011,415	-	-
Operating costs	(2,436,228)	-	-
Interest on long term debt	(583,705)	-	-
Cash flow from operating activities – under U.S. GAAP	(11,030,595)	(4,137,285)	(3,186,542)
Investing activities – under Canadian GAAP	(87,529,694)	(32,937,448)	(22,510,381)
Gold revenues deferred	(5,011,415)	-	-
Operating costs capitalized	2,436,228	-	-
Interest on long term debt capitalized	583,705	-	-
Investing activities – under U.S. GAAP	(89,521,176)	(32,937,448)	(22,510,381)
Financing activities – under Canadian and U.S. GAAP	85,006,773	50,329,060	10,011,550
Increase (decrease) in cash from continuing operations - under Canadian and U.S. GAAP	(15,544,998)	13,254,327	(15,685,373)

Aurizon Mines Ltd.

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

d)

Mineral Property Exploration Expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2.  For U.S. GAAP purposes, the Company expenses as incurred exploration expenditures relating to unproven mineral properties.  When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized.

e)

Flow-through shares

As described in note 14, the Company issued by way of private placements, 5,500,000 flow through common shares at $2.75 per share in 2006; 10,555,555 flow-through common shares at $1.80 per share in 2005; and 4,500,000 flow-through common shares at $2.00 per share in 2004.  The Company received premiums to market on these issuances of $825,000, $4,327,778 and $1,800,000 respectively, which were recorded in share capital under Canadian GAAP.  For SFAS 109, “Accounting for Income Taxes”, the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A liability is recognized for the premium paid by the investors.

For Canadian GAAP purposes, the Company has recorded future income tax recoveries of $4,487,226 and $2,055,000 for 2006 and 2005 respectively and a corresponding reduction of share capital in respect of the flow through share financings for which the costs were renounced.  Under U.S. GAAP, future income taxes differ because of the different accounting treatment for flow-through shares.

f)

Deferred start-up costs

Under Canadian GAAP, certain mine start-up costs are deferred until the mine reaches commercial levels of production and are amortized over the life of the project.  Under U.S. GAAP, these costs are expensed once the mine commences production of gold.  Accordingly, revenues, cost of sales, accretion of asset retirement obligations, depreciation of life of mine assets and financing costs are all expensed when gold production commences for U.S. GAAP purposes.

g)

New Pronouncements

i)

In June 2006 FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of SFAS Statement No. 109”.  This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for our 2007 fiscal year end.  The Company does not expect the adoption of this Interpretation to have a significant effect on our results of operations or financial position.

ii)

In September 2006 FASB issued SFAS No. 157, “Fair Value Measurement” in order to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements.  The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007.  The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

iii)

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment” for all employee stock based awards granted, modified or settled after the effective date using the fair value measurement method.

Compensation cost is recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period.  For unvested awards outstanding as of the effective date, compensation will be recognized based upon the grant-date fair value determined under SFAS No. 123 “Accounting for Stock-Based Compensation”.  Upon adoption of SFAS 123R using the modified prospective method, there was no cumulative impact adjustment required and no differences exist between the accounting for employee stock-based compensation expense in 2006 between Canadian and U.S. GAAP.